Exhibit 3.1

Amendment No. 1 to the

AMENDED AND RESTATED

BY-LAWS

OF

AKAMAI TECHNOLOGIES, INC.

Effective March 4, 2008

Section 1.9 of Article I of these Amended and Restated By-laws is hereby amended by deleting such section in its entirety and substituting therefor the following:

1.9 When a quorum is present at any meeting, for the election of directors, a nominee for director shall be elected by the stockholders at such meeting if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election (with “abstentions”, “broker non-votes” and “withheld” votes not counted as a vote either “for” or “against” that director’s election); provided, that directors shall be elected by a plurality of the votes cast when a quorum is present at any meeting of stockholders for which (i) the secretary of the corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 1.10 of these By-laws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth business day before the corporation first mails its notice of meeting to the stockholders.

BY ORDER OF THE BOARD OF DIRECTORS Dated March 4, 2008 Attested:

/s/ Melanie Haratunian
Melanie Haratunian, Corporate Secretary